VIA EDGAR

March 28, 2017

David Manion

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: JPMorgan Trust I, File No. 811-21295; JPMorgan Trust II, File No. 811-04236; JPMorgan Trust III, File No.811-22915; J.P. Morgan Mutual Fund Investment Trust, File No. 811-05526; J.P. Morgan Fleming Mutual Fund Group, Inc. File No. 811-08189; JPMorgan Institutional Trust, File No. 811-21638; Undiscovered Managers Funds, File No. 811-08437; J.P. Morgan Access Multi-Strategy Fund, L.L.C., File No. 811-21552; J.P. Morgan Access Multi-Strategy Fund II, File No. 811-22575; and Pacholder High Yield Fund, Inc., file No. 811-05369 – (each a “Trust”, and collectively, the “Trusts”)

Dear Mr. Manion:

This letter is in response to the comments you provided on January 25, 2017, with respect to the Funds and applicable shareholder reports and Forms N-CSR listed in Schedule A (the “Funds”) in connection with the Sarbanes-Oxley examination of the Funds. Our responses to your comments are set forth below. References to sections of shareholder reports and Form N-CSR are from the documents specified in Schedule A except as otherwise indicated. We will incorporate the changes referenced in our response for the applicable Funds into the next shareholder report or applicable regulatory filing as noted below except as otherwise noted.

1.	Comment: JPMorgan Emerging Markets Equity Fund’s holding in Tencent Holdings Ltd. represented 4.3% of net assets at July 31, 2016 but increased over the three month period ended October 31, 2016 by over 60%. Please explain in correspondence how the Fund maintained its diversification in light of this position.

Response: Under Section 5(b)(1) of the Investment Company Act of 1940 (the “1940 Act”), a diversified company must have at least 75% of the value if its total assets represented by cash and cash items, Government securities, securities of other investment companies, and other securities. For purposes of this calculation, the Fund may not count securities of a single issuer that account for more than 5% of the value of the Fund’s assets or that constitute more than 10% of the issuer’s outstanding voting securities. The 5% and 10% limitations only apply with respect to 75% of the Fund’s total assets. For the remaining 25% of the Fund’s total assets, there are no such limitations. The Fund’s holding in Tencent Holdings Ltd. which represents 6.3% of total assets at October 31, 2016, was among the 25% of the Fund’s total assets that were not subject to the 5% limitation in Section 5(b)(1) of the 1940 Act.

2.	Comment: The Schedule of Portfolio Investments for JPMorgan Small Cap Value Fund and possibly other Funds appear to have sector concentrations and sector risk. For example, the financial statements disclose for the JPMorgan Small Cap Value Fund that the Fund had 40% of its net assets invested in the financials sector in 2015 and 2016. Please consider including risk disclosure of concentration in the financial sector in the Fund’s prospectus.

Response: The Risk/Return Summary in the Fund’s prospectus includes the following risk disclosure:

Industry and Sector Focus Risk. At times the Fund may increase the relative emphasis of its investments in a particular industry or sector. The prices of securities of issuers in a particular industry or sector may be more susceptible to fluctuations due to changes in economic or business conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry or sector more than securities of issuers in other industries and sectors. To the extent that the Fund increases the relative emphasis of its investments in a particular industry or sector, its shares’ values may fluctuate in response to events affecting that industry or sector.

We do not believe that additional risk disclosure concerning the financials sector is required. The Schedule of Portfolio Investments in the JPMorgan Small Cap Value Fund’s June 30, 2016 annual report breaks out holdings by broad market sectors, which may include many industries. The financials sector is one such broad market sector and includes multiple industries that are not subject to a uniform set of risks. As a result, we believe that the current risk disclosure in the prospectus satisfies the requirements of Form N-1A.

3.	Comment: The Management Discussion of Fund Performance (“MDFP”) for JPMorgan Inflation Managed Bond Fund indicates that inflation-linked swaps were modest contributors to performance. The MDFP also indicates the Fund’s underweight to overall inflation exposure was a positive contributor as net inflation accrual was negative. Please explain the statement in the MDFP as the inflation-linked swaps had significant impact to performance based on realized capital gains/losses at February 29, 2016.

Response: The discussion of inflation-linked swaps in the Fund’s MDFP is relative to the Fund’s Composite Index (Bloomberg Barclays U.S. Intermediate Government/Credit Index and 80% of Bloomberg Barclays Inflation Swap 5 Year Zero Coupon Index). During the reporting period, the Fund’s inflation swaps outperformed the Bloomberg Barclays Inflation Swap 5 Year Zero Coupon Index. The Fund’s underweight to overall inflation exposure was a positive contributor to performance relative to the Fund’s primary index, the Bloomberg Barclays 1-10 Year U.S TIPS Index.

4.	Comment: For Small Cap Value Fund, futures were 10% of the change in net assets. For Global Bond Opportunities Fund, 30% of the Fund’s performance was attributable to derivatives. Please consider adding more disclosure to the MDFP about the impact of derivatives on performance given the SEC’s 2011 letter.

Response: For Small Cap Value Fund, the Fund’s portfolio managers use futures contracts to equitize the portfolio’s exposure to cash rather than as a strategy to increase performance. Realized gains and/or losses from futures contracts are a function of the market environment and may vary over time. For the Global Bond Opportunities Fund, derivatives were used for currency risk mitigation, interest rate risk management and to decrease volatility rather than to increase performance of the Fund. We will continue to evaluate our disclosures concerning derivative strategies and indicate in the MDFP the impact of these strategies where they have a material impact on a Fund’s performance even if these derivatives are used to manage risk rather than increase performance.

5.	Comment: The JPMorgan Global Unconstrained Equity Fund had portfolio turnover of over 1000% for the fiscal year ending October 31, 2016. The strategy and risk section in the prospectus does not include high portfolio turnover strategies or risk and the MDFP does not mention high portfolio turnover. Please add disclosure going forward to the MDFP and the prospectus when portfolio turnover is expected to be significant.

Response: Under Item 4 of Form N-1A, the Fund is required to identify the Fund’s principal investment strategies and summarize the principal risks of investing in the Fund’s Risk/Return Summary. The Fund’s portfolio turnover rate of over 1000% was the result of significant inflows into the Fund followed by significant flows out of the Fund rather than as a result of the Fund’s principal investment strategy. As a result, we do not believe that the Fund’s prospectus should disclose High Portfolio Turnover Risk as a principal risk of the Fund given that the turnover resulted from Fund flows rather than implementation of the Fund’s principal investment strategy. Similarly, Item 27(b)(1)(7) (i) of Form N-1A indicates that Funds should disclose the factors that materially affect the Fund’s performance including relevant market conditions “and the investment strategies and techniques used by the Fund’s investment adviser.” The portfolio turnover did not have a material impact on Fund performance and the MDFP appropriately disclosed the market factors and investment strategies and techniques used by the Fund (e.g., security selection and sector weightings) that materially impacted the Fund’s performance. Also, we observe that, in accordance with Item 16(e) of Form N-1A, the Fund’s current effective Statement of Additional Information discloses the following, “The Fund experienced a significant increase in portfolio turnover as a result of significant inflows into the Fund followed by significant outflows out of the Fund during the period.”

6.	Comment: For Pacholder High Yield Fund, Inc., the liabilities for the custodian and accounting fees were 23% of the total expenses accrued as of December 31, 2015. The disclosure indicates that the expenses were accrued weekly and paid monthly. The liabilities reflected in the financial statements appear high when compared with total expenses accrued. Please describe your settlement policy in correspondence including an explanation as to why the liability is so high given that the expenses are paid monthly.

Response: The Fund had three months of custody and accounting fees in the liability account. These fees are generally billed one to two months in arrears. Effective with the December 31, 2016 financial statements, the disclosure will be clarified to reflect the billing and settlement of these fees.

7.	Comment: For the JPMorgan Emerging Markets Equity Income Fund, the Fund accrued $48,000 for investment advisory fees. The payable for these fees was reflected as $113,000 with a reimbursement of $219,000 from the adviser. Please explain the payments and timing of liabilities including where liabilities exceed expenses over the year.

Response: Generally, the advisory fee payable is paid monthly as well as any reimbursements to the Fund. During the fiscal period the adviser reimbursed and or waived expenses to the Fund’s expense cap on a monthly basis. Accruals are evaluated periodically, but no less frequently than the Fund’s fiscal quarter end and adjusted accordingly. Upon review of the Fund’s accruals at fiscal year-end it was noted that certain accounts were over accrued and the adviser had over reimbursed the Fund in the current fiscal year by $103,000. A reclassification entry was made to adjust the accruals and reflect a payable to the adviser for the amount of over reimbursement. The amount payable to the advisor for over reimbursement was included in the financial statement line item “Investment advisory fee payable”. The Fund’s Net Asset Value per share was never misstated and due to the timely review of the fiscal year expense accruals the financial statements reflected the appropriate gross and net expense ratios.

8.	Comment: For the JPMorgan Multi-Cap Market Neutral Fund, please confirm that adequate collateral coverage was maintained for short sales as required by Release10666. Please consider adding disclosure concerning the coverage for short sales. In addition, please confirm whether the Fund invests the cash proceeds from short sales in investments other than short-term financial instruments and if so, consider adding financing disclosures, as applicable.

Response: The JPMorgan Multi-Cap Market Neutral Fund had adequate coverage at June 30, 2016 as required under Release 10666. Effective with the December 31, 2016 financial statements, the amount of collateral segregated for short sales will be disclosed in a footnote to the Schedule of Investments. The proceeds received from short sales are held as cash at the broker and recognized as a deposit at the broker on the Statement of Assets and Liabilities.

9.	Comment: For longer settled securities such as forward commitments, bank loans, and other delayed settlement securities, please consider further breaking them out in the Funds’ financial statements.

Response: Receivables and/or payables for bank loans are reported within the line items Investment Securities Sold and/or Investment Securities Purchased on the Statement of Assets and Liabilities in accordance with Regulation S-X Article 6-04.6 “Balance Sheets”.

When issued securities, delayed delivery securities and/or forward commitments are reported as a Receivable for investment securities sold-delayed delivery securities and a Payable for investment securities purchased–delayed delivery securities, on the Statement of Assets and Liabilities in accordance with Regulation S-X Article 6-04.15 “Balance Sheets”. These securities are also denoted as such on the Schedule of Investments.

The unrealized appreciation/depreciation from unfunded commitments is separately reported on the Statement of Assets and Liabilities as required under Regulation S-X Article 6-04.15 “Balance Sheets”. Unfunded Commitments are also broken out in the Notes to the Financial Statements.

10.	Comment: Please confirm that the financial highlights comply with Items 4.15 and 4.16 of Form N-2 for closed end Funds and Item 13a of Form N-1A for open end Funds with respect to supplemental ratios and the impact of expense waivers.

Response: The financial highlights comply with Items 4.15 and 4.16 of Form N-2 and Item 13a of Form N-1A, as applicable.

11.	Comment: The JPMorgan Intrepid Advantage Fund filed a supplement on August 18, 2016 regarding a number of changes to the Fund including its name, investment strategies, and fee waivers. The audit report dated August 29, 2016 did not include subsequent event disclosure. Please explain your rationale for not including disclosure concerning the changes reflected in the supplement as a subsequent event. In addition, the name change referenced in the supplement was not reflected in the Fund’s subsequent registration statement effective November 1, 2016.

Response: We do not believe that disclosure concerning the name change and strategy was required under Topic 855 “Subsequent Events. ” Topic 855 provides that subsequent events should not be recognized unless they are “of such a nature that they must be disclosed to keep the financial statements from being misleading.” In evaluating subsequent events under Topic 855, the Fund considers the “financial effect” as contemplated by Topic 855 and whether the change would have a material impact to the Fund’s financial statements. The proposed name change, strategy changes and fee waiver did not have a material impact on the Fund’s financial statements. The fee waiver was less than 50 basis points. The investment strategy modifications incorporated environmental, social and corporate governance factors into the investment process and were not determined to be material to the financial statements given that the Fund’s investment objective and types of investments did not change. Please note that the name change was not implemented in October in response to comments from the SEC staff on the Fund’s registration statement. A supplement was filed on February 21, 2017 indicating that the Fund’s name will change to JPMorgan Intrepid Sustainable Equity Fund on March 31, 2017.

12.	Comment: Please discuss any consideration given to the valuation of the Auction Rate Preferred Shares (“ARPs”) related to the subsequent event disclosing the tender offer given the concentration of shareholders holding the ARP’s.

Response: The tender offer was announced on February 12, 2016 and was considered a non-recognized subsequent event under Topic 855 “Subsequent Events”. Under this guidance the Fund is not required to recognize on the Statement of Assets and Liabilities any potential effect to the Outstanding Preferred Stock liquidation value. However, due to the material nature of the event, the Fund disclosed the details of the tender offer in a subsequent event note. The tender offer was also contingent on certain conditions including: (1) the Fund’s entry into a credit facility and (2) 80% of the preferred being validly tendered and not withdrawn. These contingencies further supported keeping the valuation of the preferred shares at $25,000 per share.

13.	Comment: For JPMorgan Access Multi Strategy and Multi Strategy II – Please ensure that non-income producing securities are properly disclosed in the Schedule of Investments as required by Regulation SX [12-12].

Response: While the underlying investments were not denoted as non-income producing, we believe the disclosures included in the annual report reflect that these investments are non-income producing. These Funds invest primarily in underlying hedge funds where there is no expectation that such investments would pay income. The accounting policy note in the financial statements clearly states that income is only derived from the underlying affiliated money market fund. Additionally, the only dividend income noted on the statement of operations is from the affiliated money market fund. We will consider adding disclosure prospectively stating the investments are non-income producing.

14.	Comment: For JPMorgan Floating Rate Income Fund, please confirm if any commitments are unfunded as of August 31, 2016 if applicable and disclose unfunded amounts in future reports. Please include in your correspondence a representation that you reasonably believe that there is adequate coverage for unfunded amounts and the Fund can meet its commitments. Please confirm if any other items were received for bank loans such as consent fees or amendment fees and describe where these items are included.

Response: The JPMorgan Floating Rate Income Fund did not have unfunded commitments as of August 31, 2016. The Funds’ policy is to disclose the unrealized appreciation/depreciation for such commitments on the Statement of Assets and Liabilities and in the notes to the financial statements, if applicable.

The Fund received consent fees and amendment fees and these items were included in interest income. Effective with the February 28, 2017 financial statements, the Fund will include a cross reference indicating where such items are disclosed in the notes to the financial statements. These fees represented less than 5% of the Floating Rate Income Fund’s interest income as of August 31, 2016.

If you have any questions regarding the foregoing, please call me at (614) 213-4588.

Very truly yours,

/s/ Laura M. Del Prato

Laura M. Del Prato
Treasurer

Schedule A

December 31, 2015 financial statements

811-05369	Pacholder High Yield Fund, Inc.	Form N-CSR filed on March 4, 2016

811-21295	JPMorgan Trust I Security Capital U.S. Real Estate Fund	Form N-CSR filed on March 4, 2016

February 29, 2016 financial statements

811-21638	JPMorgan Institutional Trust JPMorgan Core Bond Trust JPMorgan Equity Index Trust JPMorgan Intermediate Bond Trust	Form N-CSR filed on May 5, 2016
811-21295

JPMorgan Trust I

JPMorgan Emerging Markets Debt Fund

JPMorgan Federal Money Market Fund

JPMorgan Prime Money Market Fund

JPMorgan Tax Free Money Market Fund

JPMorgan 100% U.S. Treasury Securities Money Market Fund

JPMorgan Tax Aware High Income Fund

JPMorgan Strategic Income Opportunities Fund

JPMorgan Managed Income Fund

JPMorgan Tax Aware Income Opportunities Fund

JPMorgan Inflation Managed Bond Fund

JPMorgan SmartAllocation Income Fund

JPMorgan New York Tax Free Bond Fund

JPMorgan California Tax Free Bond Fund

JPMorgan California Municipal Money Market Fund

JPMorgan New York Municipal Money Market Fund

JPMorgan Total Return Fund

JPMorgan Unconstrained Debt Fund

JPMorgan Corporate Bond Fund

JPMorgan Short Duration High Yield Fund

JPMorgan Emerging Markets Corporate Debt Fund

JPMorgan Income Fund

Form N-CSR filed on May 5, 2016
811-04236

JPMorgan Trust II

JPMorgan Core Bond Fund

JPMorgan Core Plus Bond Fund

JPMorgan Government Bond Fund

JPMorgan High Yield Fund

JPMorgan Limited Duration Bond Fund

JPMorgan Mortgage-Backed Securities Fund

JPMorgan Short Duration Bond Fund

JPMorgan Treasury & Agency Fund

JPMorgan Municipal Income Fund

JPMorgan Ohio Municipal Bond Fund

JPMorgan Short-Intermediate Municipal Bond Fund

JPMorgan Tax Free Bond Fund

JPMorgan Liquid Assets Money Market Fund

JPMorgan Municipal Money Market Fund

JPMorgan U.S. Government Money Market Fund

JPMorgan U.S. Treasury Plus Money Market Fund

Form N-CSR filed on May 5, 2016

March 31, 2016 financial statements

811-21552	J.P. Morgan Access Multi-Strategy Fund, LLC	Form N-CSR filed on June 3, 2016
811-22575	J.P. Morgan Access Multi-Strategy Fund II	Form N-CSR filed on June 3, 2016

June 30, 2016 financial statements

811-21295

JPMorgan Trust 1

JPMorgan Access Balanced Fund
JPMorgan Access Growth Fund

JPMorgan Disciplined Equity Fund

JPMorgan Diversified Fund

JPMorgan Dynamic Growth Fund

JPMorgan Dynamic Small Cap Growth Fund

JPMorgan Growth and Income Fund

JPMorgan Equity Focus Fund

JPMorgan Intrepid America Fund (name to change to JPMorgan Intrepid Sustainable Equity Fund effective March 3/31/17)

JPMorgan Intrepid Growth Fund

JPMorgan Intrepid Advantage Fund

JPMorgan Intrepid Value Fund

JPMorgan Intrepid Mid Cap Fund

JPMorgan Mid Cap Equity Fund

JPMorgan Small Cap Equity Fund

JPMorgan Small Cap Core Fund

JPMorgan Value Advantage Fund

JPMorgan SmartRetirement Income Fund

JPMorgan SmartRetirement 2015 Fund

JPMorgan SmartRetirement 2020 Fund

JPMorgan SmartRetirement 2025 Fund

JPMorgan SmartRetirement 2030 Fund

JPMorgan SmartRetirement 2035 Fund

JPMorgan SmartRetirement 2040 Fund

JPMorgan SmartRetirement 2045 Fund

JPMorgan SmartRetirement 2050 Fund

JPMorgan SmartRetirement 2055 Fund

JPMorgan SmartAllocation Equity Fund

JPMorgan SmartRetirement Blend Income Fund

JPMorgan SmartRetirement Blend 2015 Fund

JPMorgan SmartRetirement Blend 2020 Fund

JPMorgan SmartRetirement Blend 2025 Fund

JPMorgan SmartRetirement Blend 2030 Fund

JPMorgan SmartRetirement Blend 2035 Fund

JPMorgan SmartRetirement Blend 2040 Fund

JPMorgan SmartRetirement Blend 2045 Fund

Form N-CSR filed on September 1, 2016

JPMorgan SmartRetirement Blend 2050 Fund

JPMorgan SmartRetirement Blend 2055 Fund

JPMorgan U.S. Equity Fund

JPMorgan U.S. Dynamic Plus Fund

JPMorgan U.S. Large Cap Core Plus Fund

JPMorgan U.S. Small Company Fund

811-04236

JPMorgan Trust II

JPMorgan Equity Income Fund

JPMorgan Large Cap Growth Fund

JPMorgan Large Cap value Fund

JPMorgan Investor Balanced Fund

JPMorgan Investor Conservative Growth Fund

JPMorgan Investor Growth Fund

JPMorgan Investor Growth & Income Fund

JPMorgan Market Expansion Enhanced Index Fund

JPMorgan Mid Cap Growth Fund

JPMorgan Multi-Cap Market Neutral Fund

JPMorgan Small Cap Growth Fund

JPMorgan Small Cap Value Fund

JPMorgan Equity Index Fund

JPMorgan Intrepid Mid Cap Fund

Form N-CSR filed on September 1, 2016
811-08189	J.P. Morgan Fleming Mutual Fund Group JPMorgan Mid Cap Value Fund	Form N-CSR filed on September 1, 2016
811-05526	J.P. Morgan Mutual Fund Investment Trust JPMorgan Growth Advantage Fund	Form N-CSR filed on September 1, 2016

August 31, 2016 financial statements

811-21295	JPMorgan Trust 1 JPMorgan Diversified Real Return Fund JPMorgan Floating Rate Income Fund JPMorgan Global Bond Opportunities Fund	Form N-CSR filed on November 4, 2016
811-08437	Undiscovered Managers Fund JPMorgan Realty Income Fund Undiscovered Managers Behavioral Value Fund	Form N-CSR filed on November 4, 2016

October 31, 2016 financial statements

811-21295

JPMorgan Trust 1

JPMorgan Research Market Neutral Fund

JPMorgan Emerging Economies Fund

JPMorgan Emerging Markets Equity Fund

JPMorgan Global Research Enhanced Index Fund

JPMorgan International Equity Fund

JPMorgan International Opportunities Fund

JPMorgan International Unconstrained Equity Fund

Form N-CSR filed on December 30, 2016

JPMorgan International Value Fund

JPMorgan Global Allocation Fund

JPMorgan Intrepid International Fund

JPMorgan International SMA Fund

JPMorgan Tax Aware Real return SMA Fund

JPMorgan Global Unconstrained Equity Fund

JPMorgan Systematic Alpha Fund

JPMorgan Intrepid European Fund

JPMorgan Tax Aware Equity Fund

JPMorgan Tax Aware Real return Fund

JPMorgan Latin America Fund

JPMorgan China Regions Fund

811-04236	JPMorgan Trust II JPMorgan International Research Enhanced Equity Fund	Form N-CSR filed on December 30, 2016
811-22915	JPMorgan Trust III JPMorgan Multi-Managers Alternatives Fund	Form N-CSR filed on December 30, 2016